                                                                    Exhibit 99.1

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                GROW GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                                GROW GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  399820 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LLOYD FRANK, ESQ.
                                   SECRETARY
                                GROW GROUP, INC.
                                200 PARK AVENUE
                              NEW YORK, N.Y. 10166
                                 (212) 599-4400

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                            DANIEL E. STOLLER, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                              NEW YORK, N.Y. 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Grow Group, Inc., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 200 Park Avenue, New York, New York 10166. The title of the class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Common Stock" or the "Shares") of the Company (including the related Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 11, 1988, as amended and restated as of August 7, 1992, as thereafter amended (the "Rights Agreement"), between the Company and The Bank of New York, which will become inoperative in connection with the Merger (as defined below)).

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 30, 1995 (the "Merger Agreement"), among Purchaser, Parent and the Company. The Company understands that pursuant to the Merger Agreement, Parent has assigned to Purchaser its rights to purchase Shares pursuant to the Offer to Purchase, although such assignment does not relieve Parent of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Parent are located at 9 Millbank, London SW1P, 3JF, England and the principal executive offices of Purchaser are located c/o ICI American Holdings Inc., 3411 Silverside Road, P.O. Box 15391, Wilmington, Delaware 19850.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached Schedule I (which information is incorporated herein by reference) or is set forth below.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements (the "Employment Agreements") with Russell Banks, President and Chief Executive Officer of the Company, and with the following executive officers of the Company: Joseph M. Quinn, Stephen L. Dearborn, Frank V. Esser and Henry W. Jones.

  The Employment Agreement with Mr. Banks (entered into effective as of October 31, 1992), originally scheduled to expire on October 31, 1995, was extended until October 31, 1996 by the Company's Board of Directors (the "Board") on December 16, 1994. In the event of the termination of employment (including

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termination by Mr. Banks for Good Reason, as defined in the Employment
Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Banks will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to the sum of (i) Mr. Banks' base salary and average three-year bonus for the remainder of the term of the Employment Agreement and (ii) three times the sum of such salary and bonus. In addition, the Company must in such circumstances continue Mr. Banks' then current welfare benefits for the remainder of the term of the Employment Agreement. In no case, however, may Mr. Banks receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended, and hereafter referred to as the "Code"). In the event of disability of Mr. Banks, the Employment Agreement provides for continued payment of 50% of his base salary for the remainder of the term of the Employment Agreement. An amendment to Mr. Banks' Employment Agreement was approved by the Board on April 27, 1995. Such amendment (i) memorialized the action of the Board taken on December 16, 1994 to extend the agreement until October 31, 1996, (ii) amended the provision setting forth the calculation of the severance benefit to include bonuses in the portion of the severance formula that is multiplied by three (as described above), (iii) provided that the benefit payable upon Mr. Banks' death need not be provided solely through life insurance, and (iv) clarified that "Good Reason" includes a determination by Mr. Banks that, as a result of a Change in Control, he is unable to discharge his duties effectively. The Company has obtained insurance policies on Mr. Banks' life, as to which the Company is the beneficiary, in the aggregate face amount of $400,000. The aggregate premium paid by the Company during the fiscal year ended June 30, 1994 with respect to those policies was $9,852. Pursuant to the Employment Agreement, Mr. Banks has the right to purchase such insurance policies from the Company at a purchase price equal to the amount at which the Company carries such policies on its books, which is estimated to be less than $50,000. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Banks' Employment Agreement, as amended, and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Banks would receive approximately $2.3 million under the Employment Agreement upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Quinn (entered into effective as of September 15, 1988 and amended effective as of July 1, 1994) is for a term presently expiring on June 30, 1996, subject to automatic annual renewals until age 65 unless notice of non-renewal is given on or before April 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Quinn for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Quinn will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to three times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Quinn's then current welfare benefits for a period of three years. In no case, however, may Mr. Quinn receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Quinn's Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Quinn would receive approximately $1.1 million upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Esser (entered into effective as of September 15, 1988) is for a term presently expiring on September 14, 1995, which term is subject to automatic annual renewal until age 65 unless notice of non-renewal is given on or before July 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Esser for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Esser will (except if termination is for cause) be entitled to receive a

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lump sum payment equal in amount to three times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Esser's then current welfare benefits for a period of three years. In no case, however, may Mr. Esser receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). An amendment to Mr. Esser's Employment Agreement was approved by the Board on April 27, 1995 to increase the payout period from two years to three years and to provide that the bonuses to be taken into account in computing the termination payments would be the bonuses paid to him in respect of the Company's prior three full fiscal years instead of bonuses for the 1986-1988 fiscal years. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Esser's Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Esser would receive approximately $485,000 upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Dearborn (entered into effective as of June 2, 1994) is for a term presently expiring on May 31, 1997, which term is subject to automatic annual renewal until age 65 unless notice of non-renewal is given on or before November 30 preceding the scheduled termination date. In the event of the termination of employment (except if termination is for cause), Mr. Dearborn will be entitled to receive his base salary for the remainder of the term of the Employment Agreement (but not less than one year). In addition, the Company must in such circumstances continue Mr. Dearborn's then current welfare benefits for the remainder of the term of the Employment Agreement. The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, Mr. Dearborn's Employment Agreement. It is estimated that Mr. Dearborn would receive approximately $450,000 upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Jones (entered into effective as of March 1, 1995) is for a term presently expiring on February 29, 1996, subject to automatic annual renewals until age 65 unless notice of non-renewal is given on or before December 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Jones for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Jones will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to one times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Jones' then current welfare benefits for a period of one year. In no case, however, may Mr. Jones receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, Mr. Jones' Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined therein. It is estimated that Mr. Jones would receive approximately $96,000 upon a qualifying termination of employment following the consummation of the Offer.

SEVERANCE AGREEMENTS

  The Company currently is a party to severance agreements ("Severance Agreements") with approximately 90 employees. Approximately 55 of the severance agreements were either adopted or modified to increase the benefits thereunder by the Board on April 27, 1995, including adoption of new agreements for two executive officers, John F. Gleason and Lloyd Frank. The Severance Agreements provide for the payment of certain severance and other benefits to employees who are terminated within two years of a Change in Control of the Company (as defined in the Severance Agreements). In the event of the termination of employment (including termination by the employee for Good Reason, as defined in the Severance Agreement) within two years after a Change in Control (as defined in the Severance Agreement) of the Company, the employee will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to the sum of his salary (based upon his or her annual base salary at the date of termination)

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and average three-year bonus payments multiplied by the number of months specified in the applicable Severance Agreement, and shall continue the employee's welfare benefits for the same period. In the case of Mr. Frank, the applicable period will be 36 months and in the case of Mr. Gleason, the applicable period will be 24 months and will be based upon annual base salary only. In no case, however, may the employee receive any payment or benefit in connection with the consummation of the Offer in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Severance Agreements with Messrs. Gleason and Frank, as well as the agreements with the other employees of the Company, were approved by the Board on April 27, 1995. The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, the Severance Agreements and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Severance Agreements. It is estimated that Mr. Gleason would receive approximately $440,000 and Mr. Frank would receive approximately $300,000, upon a qualifying termination of employment following the consummation of the Offer.

CONSULTING AGREEMENT WITH MR. BANKS

  On April 30, 1995, in connection with entering into the Merger Agreement, the Company entered into a consulting agreement with Mr. Banks (the "Consulting Agreement"). The term of the Consulting Agreement begins on the date on which Mr. Banks ceases to be a full-time employee of the Company following consummation of the Offer (the "Commencement Date") and ends on the first anniversary of the Commencement Date (the "Term"). The Consulting Agreement (i) requires Mr. Banks to provide such consulting and advisory services to the Company as are reasonably requested by the Company's Chief Executive Officer or Board of Directors and (ii) subjects Mr. Banks to nondisclosure and noncompetition restrictions during the Term and for one year thereafter. Mr. Banks will be paid at an annual rate of $400,000 for his services under the Consulting Agreement. In the event of the death of Mr. Banks during the Term, Mr. Banks' spouse will receive the remainder of the consulting fee in monthly installments. During the Term and, in some instances, for a specified period thereafter, the Company will provide Mr. Banks with medical and health coverage, an automobile and other specified personal benefits, including two club memberships, and reimbursement for financial planning, which reimbursement for financial planning shall not exceed $25,000 in the aggregate.

STOCK OPTIONS

  The Company maintains the 1976 Stock Option Incentive Plan (the "1976 Option Plan") and the 1990 Stock Option Incentive Plan, as amended (the "Option Plan"). The Option Plan provides for grants of stock options ("Options") to certain key employees and non-employee directors of the Company. The aggregate number of authorized Shares available pursuant to the Option Plan is 500,000.

  The Option Plan provides for the granting of non-qualified options or options qualifying as incentive stock options under Section 422 of the Code. The exercise price of the Shares covered by each Option may not be less than 100% of the fair market value of such Shares on the date the Option is granted. The Option Plan also provides that each non-employee director who is elected to the Board for the first time at any special or annual meeting of stockholders of the Company is to receive, on such date, an Option to purchase 10,000 Shares, which becomes exercisable in each of the six years commencing two years after the date of grant to the extent of one-sixth of the Shares subject to such Option. The Option Plan and the 1976 Option Plan provide that outstanding Options become exercisable immediately upon the occurrence of a Change in Control of the Company (as defined in such Plans). For purposes of the Option Plan and the 1976 Option Plan, the consummation of the Offer will constitute a Change in Control.

  In connection with the Merger, all outstanding Options will become fully exercisable and vested. Each Option will then be cancelled and the holder of the Option will receive an amount equal to the product of

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(A) the excess, if any, of $18.10 over the exercise price per Share of each such Option and (B) the number of Shares relating to such Option.

  Set forth below is a table indicating the treatment in the transaction of currently outstanding Options held by executive officers and non-employee directors of the Company. For purposes of the table, it has been assumed that outstanding Options will not be exercised.

                            AMOUNTS PAYABLE WITH RESPECT TO COMPANY OPTIONS
                                             IN THE MERGER
                            -------------------------------------------------------
                             NUMBER OF OPTIONS/             AMOUNT PAYABLE UPON
                               EXERCISE PRICE             CANCELLATION OF OPTIONS
                            -------------------------    --------------------------
   NON-EMPLOYEE DIRECTORS
   Harold G. Bittle........   10,000/$14.00                    $41,000.00
   Tully Plesser...........   10,000/$14.00                     41,000.00
   Arthur W. Broslat.......   10,000/$12.00                     61,000.00
   Philippe Erard..........   10,000/$11.81                     62,900.00
   William H. Turner ......   10,000/$18.13                          0.00
   EXECUTIVE OFFICERS
   Russell Banks...........      423/$10.54                      3,197.88
                              23,712/$10.54                     79,262.72
                              10,000/$14.75                     33,500.00
   Joseph M. Quinn.........     5,000/$7.25                     54,250.00
                               25,000/$9.81                     07,250.00
                              15,000/$14.75                     50,250.00
   John F. Gleason.........    4,500/$14.75                     15,075.00
   Stephen L. Dearborn.....   10,000/$14.75                     33,500.00
   Lloyd Frank.............    7,875/$10.54                     59,535.00
                               4,000/$14.75                     13,400.00
   Frank V. Esser..........    5,250/$10.54                     39,690.00
                               2,000/$14.75                      6,700.00
   Henry W. Jones..........    3,500/$14.75                     11,725.00

NON-EMPLOYEE DIRECTOR FEE CONTINUATION PAYMENTS

  Pursuant to the Company's existing Non-Employee Director Fee Continuation Plan ("Fee Continuation Plan") (adopted effective as of September 16, 1988), each person who serves as a non-employee director of the Company for at least five years and who ceases to serve as a director after age 70, or before age 70 if such director is not re-elected or is removed as a director within three years of a Change in Control (as defined in the Fee Continuation Plan), will receive $20,000 per year for each of the ten years following the cessation of his service as a director. In the event of death during this ten year period, payments will continue to the director's designated beneficiary. The Company, and in the event of a Change in Control, the director, may elect to receive the amount to which he is entitled under the Fee Continuation Plan in a discounted lump sum. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, the Fee Continuation Plan and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined therein. As a result of the Merger, each of Messrs. Angus MacDonald and Peter Keane will receive $20,000 per year for ten years under the Fee Continuation Plan. In addition, Parent and the Purchaser have agreed to honor, and cause the Surviving Corporation to honor, the fee continuation agreement between the Company and Mr. Robert Milano, which provides for the payment of $20,000 per annum for life following his cessation of service as a director.

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EMPLOYEE SUPPLEMENTAL RETIREMENT
AND DEATH BENEFIT ARRANGEMENTS

  The Company is a party to Supplemental Retirement and Death Benefit Agreements effective September 15, 1988 which amend and restate agreements entered into in 1983, as amended, with Messrs. Banks, Quinn, Gleason and Frank (as amended and restated, the "SERP Agreements"). Each SERP Agreement provides for the payment in each year for 15 years following cessation of employment at age 65 or thereafter, or prior to age 65 if terminated by the Company (except if termination is for cause) or by the employee for Good Reason (as defined in the SERP Agreements) within three years after any Change in Control of the Company (as defined in the SERP Agreements), of an amount equal to 30% of his base salary for fiscal 1982. In the event of death during the 15-year period, payments will continue during the remainder of the period to his designated beneficiaries. In the event of death prior to cessation of employment, there shall be payable in each year for 15 years following his death, in lieu of the foregoing amount, an amount equal to 20% of his base salary for fiscal 1982. At the Company's option, supplemental retirement benefits which become payable may be paid in a discounted lump sum. However, for employees under the age of 65 who become entitled to payments upon a Change in Control, such amounts shall be paid to the employee in an undiscounted lump sum. Each such employee is also entitled to a post-termination death benefit in an amount equal to the lesser of $500,000 or three times his base salary for fiscal 1982. Fiscal 1982 base salaries for Messrs. Banks, Quinn, Gleason and Frank were $250,000, $83,841, $140,000 and $100,000, respectively. No decision has been made as to whether the supplemental retirement benefits will be paid in lump sums. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, the SERP Agreements and have acknowledged that the consummation of the Offer will constitute a "Change in Control" as defined in the SERP Agreements. In the event of lump sum payments, the estimated amounts of such payments to Messrs. Banks, Quinn, Gleason and Frank would be $620,830, $377,285, $347,665 and $248,332, respectively.

BONUS PLAN

  For the fiscal year of the Company ending June 30, 1995, the Company will determine the bonus pools for the short term bonus arrangements of the Company using the same objective criteria that were used to determine such bonus pools for the fiscal year of the Company ended June 30, 1994. Parent shall, to the extent said bonus arrangements call for a discretionary allocation of the bonus pool, allocate the entire bonus pool and consult with Messrs. Banks, Frank and Keane (the current Chairman of the Compensation Committee of the Board) to ascertain their views with respect to the appropriate allocation of said bonus pool. Assuming net income per share for fiscal 1995 of $.62 (which is the Company's current projection for net income per share for fiscal 1995), the aggregate bonus pool available for discretionary allocation to corporate headquarters (which would include approximately 35 persons, among whom are Messrs. Banks, Quinn, Gleason, Dearborn, Frank, Jones and Esser) would be approximately $590,000. To the best knowledge of the Company, Parent has not made any determination as to how any discretionary bonuses would be allocated among the possible recipients.

ESOP

  Most Company employees (including all the executive officers) are participants in the Company's Employee Stock Ownership and Savings Plan ("ESOP"), which holds approximately 560,600 Shares as of May 1, 1995. As permitted by the Merger Agreement, it is the intention of the Company to make a contribution to the ESOP of approximately $2.6 million prior to the consummation of the Offer in order to permit the ESOP to repay its remaining debt. Such a contribution would permit allocation of additional Shares to the ESOP accounts of all participants in accordance with the provisions of the ESOP and applicable law. As of the Effective Time (as defined below), the ESOP will be terminated and each ESOP participant will be given the opportunity to receive his or her account balance under the ESOP in a lump sum distribution or to have such account balance transferred to an individual retirement account. While individual allocations will vary, it is estimated that, as a result of the repayment of the ESOP's debt, Shares having a value of approximately $20,000 would be allocated to each of the Company's executive officers.

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  The trustees for the ESOP are Messrs. Russell Banks, Lloyd Frank and Peter
Keane ("Trustees"). Pursuant to the applicable documents governing the ESOP, the Trustees have the authority to determine whether ESOP Shares will be tendered in the Offer. The Trustees, who are required to act in accordance with their fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended, have indicated their intention to tender all ESOP Shares.

SAVINGS PLAN

  The Company also maintains an Employee Stock Ownership and Savings Plan (the "Savings Plan"), which holds approximately 128,000 Shares as of December 31, 1994. Pursuant to the applicable documents governing the Savings Plan, the trustee of the Savings Plan, as independent third party institution, has the authority to determine whether to tender the Savings Plan Shares in the Offer.

CERTAIN EMPLOYEE PROVISIONS IN THE MERGER AGREEMENT

  The Merger Agreement provides that, during the six-month period following the Effective Time, employees who continue to be employed by the Company following the Effective Time will either continue to participate in the same employee benefit plans and arrangements as those in which they were participating immediately prior to the Effective Time or be provided with benefits that are no less favorable in the aggregate than the existing benefit plans and arrangements. With respect to such benefits during such six-month period, service accrued by Company employees during employment with the Company prior to the Effective Time will be recognized to the extent and for the purposes such service was recognized prior to the Effective Time by the applicable employee plan or benefit arrangements. The Surviving Corporation has reserved the right to terminate the employment of any employee after the Effective Time. None of Parent, the Purchaser or the Surviving Corporation will be required to recognize service with the Company prior to the Effective Time after the end of such six month period except as required by law; provided that with respect to Company employees who are participants in a nonunion employee plan, Parent and the Purchaser have agreed to cause its nonunion employee benefit plans to recognize, for purposes of vesting and eligibility to participate only, service which is recognized for such purposes by the comparable employee benefit plan of the Company with respect to employees who otherwise become eligible to participate in an employee benefit plan of Parent or its subsidiaries. In addition, (i) the Purchaser and Parent will honor, in accordance with their terms, all employment and severance agreements in effect or authorized by the Company's Board of Directors on or before the date of the Merger Agreement, as well as the above-described retirement obligations to certain members of the Board of Directors, and (ii) short-term bonuses for the current fiscal year generally will be determined on the basis of the same criteria used for such purpose for the immediately prior fiscal year (see "Bonus Plan" above).

THE MERGER AGREEMENT

  The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors and certain other significant provisions.

  Board Representation. The Merger Agreement provides that, effective upon the acceptance for payment by Parent of any Shares, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to such provision) and (ii) the percentage that the number of Shares owned by Parent (including Shares accepted for payment and, assuming the number of Shares owned by Parent or accepted for payment constitute at least a majority of the outstanding Shares on a fully diluted basis, the 4,025,841 Shares owned by Corimon Corporation (the "Corimon Shares")) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of (x) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. The Merger Agreement provides that, notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement.

  The Merger Agreement provides that from and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, any waiver of any condition to the obligations of the Company or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

  The Merger Agreement provides that the Company's obligation to appoint Parent's designees to the Company's Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Schedule I hereto and is incorporated herein by reference.

  Director and Officer Indemnification and Insurance. The Merger Agreement provides that for six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, (i) indemnify and hold harmless the present and former officers, directors, employees and agents of the Company in respect of acts or omissions occurring prior to the Effective Time (including, without limitation, in respect of acts or omissions in connection with the Merger Agreement and the transactions contemplated thereby) and (ii) advance to such persons expenses incurred in defending any action or suit with respect to such matters, in each case to the extent such persons are entitled to indemnification or advancement of expenses under the Company's or any subsidiary's certificate of incorporation and bylaws in effect on the date of the Merger Agreement and subject to the terms of such certificates of incorporation and bylaws. In the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. The Merger Agreement provides that all rights to indemnification and all limitations on liability existing in favor of any such officer, director, employee or agent as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement will survive the Merger and will continue in full force and effect. The Merger Agreement provides that any determination required to be made with respect to whether such person is entitled to indemnification will be made by independent legal counsel selected mutually by such person and Parent.

  The Merger Agreement provides that for six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in satisfying its obligation, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of $400,000 per annum; provided further that if the premiums would exceed $400,000 in a given year, the Surviving Corporation shall use its best efforts to purchase coverage that in the opinion of the Surviving Corporation is the best available for $400,000 per year. The Merger Agreement provides that Parent will cause the Surviving Corporation to continue to indemnify in accordance with the Company's past practices certain employees in respect of certain identified lawsuits.

  No Solicitation of Offers. From the date of the Merger Agreement until the termination thereof, the Company and its subsidiaries and the officers, directors, employees or other agents of the Company and its subsidiaries have agreed not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) subject to the fiduciary duties of the Board of Directors under applicable law as advised by counsel, engage in negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary or afford access to the properties, books or records of the Company or any subsidiary to, any person that may be considering making, or has made, an Acquisition Proposal. The Company has agreed to promptly notify Parent after receipt of any Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any subsidiary by any person that may be considering making, or has made, an Acquisition Proposal and has agreed to keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request. The term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any subsidiary, other than the transactions contemplated by the Merger Agreement. Such restriction will not prohibit the Company or its Board of Directors from taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's shareholders or otherwise which, in the judgment of the Board of Directors with the advice of independent legal counsel, may be required under applicable law or rules of any stock exchange. The Merger Agreement provides that references therein to the "fiduciary duties" of the members of the Board mean the fiduciary duties of such members to the holders of Shares other than Corimon Corporation.

  Break-up Fee. The Company has agreed to pay Parent in respect of its expenses an amount in immediately available funds equal to $8,000,000 promptly, but in no event later than two business days, after the occurrence of any of the following events (a "Trigger Event"):

    (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal other than the transactions contemplated by the Merger Agreement;

    (ii) the Board of Directors of the Company shall have withdrawn or materially modified its approval or recommendation of the Offer or the Merger Agreement other than as a result of Parent's breach of the Merger Agreement; or

    (iii) any person or group (as defined in Section 13(d)(3) of the Exchange
  Act) (other than Parent or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange
  Act) of at least 25% of any class or series of capital stock of the Company (including the Shares), or shall have acquired, directly or indirectly, at least 25% of the assets of the Company other than acquisitions of securities for bona fide arbitrage purposes only and other than Corimon or its affiliates; or Corimon and its affiliates shall beneficially own more than 28% of the Shares.

CORIMON OPTION AGREEMENT

  The following is a summary of the Option Agreement, dated as of April 30, 1995, among Parent, the Purchaser, Corimon Corporation, a Delaware corporation ("Stockholder"), and Corimon, S.A.C.A., a Venezuelan corporation ("Corimon") (the "Corimon Option Agreement"). Such summary is qualified in its entirety by reference to the text of the Corimon Option Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

  Exercise of Option. Pursuant to the Corimon Option Agreement, Stockholder granted to Parent an option (the "Option") to purchase 4,025,841 Shares beneficially owned by Stockholder (the "Corimon Shares") at a purchase price of $17.50 per Share (the "Corimon Purchase Price"). The Corimon Option Agreement provides that the Option may be exercised by Parent in whole but not in part at any time prior to the earlier of (i) November 5, 1995 and (ii) five business days after August 31, 1995 (or if a Hart-Scott-Rodino authority requests additional information, Parent may elect to change the August 31, 1995 date to no later than October 31, 1995); provided that Parent may exercise the Option only if the "Corimon Minimum Condition" is satisfied. For purposes of the Corimon Option Agreement, the "Corimon Minimum Condition" shall have been satisfied only if (i) Parent has paid for or accepted for payment all Shares properly tendered and not withdrawn pursuant to the Offer (the "Tendered Shares") in accordance with the terms of the Offer and the Merger Agreement and
(ii) the Tendered Shares plus the Corimon Shares constitute not less than a majority of the outstanding Shares on a fully diluted basis. In the event the consideration per Share paid by Parent pursuant to the Offer or the Merger Agreement is increased, the Corimon Purchase Price shall be increased by an amount equal to the amount of such increase.

  The Corimon Option Agreement provides that Stockholder will not, and will not agree to, sell, assign, transfer, tender or otherwise dispose of any Shares to any person or group that has commenced a tender offer for, or proposed to acquire, at least 50% of the outstanding Shares, except pursuant to, and at the price per share payable in, such offer or proposal.

  Parent may allow the Option to expire without purchasing the Shares thereunder; provided however that once Parent has delivered to the Stockholder notice that Parent will exercise the Option (the "Exercise Notice"), Parent will be bound to effect the purchase as described in such Exercise Notice; and provided further that if the Corimon Minimum Condition is satisfied, Parent shall thereafter be bound to exercise the Option within two business days following the date of such satisfaction. The Corimon Option Agreement terminates upon the termination of the Merger Agreement.

  Conditions to the Stockholder's Obligations. The obligation of the Stockholder to sell its Shares is subject to the following conditions: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the exercise of the Option shall have expired or been terminated; and (ii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission having authority with respect thereto, nor any statute, rule, regulation or order promulgated or enacted by any such governmental authority, prohibiting or otherwise restraining the exercise of the Option or the sale of the Corimon Shares pursuant thereto.

  No Disposition or Encumbrance of Shares. Pursuant to the Corimon Option Agreement, except for any Lien (as defined below) existing as of the date of the Merger Agreement, Stockholder will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on Stockholder's voting or dispositive rights, charge or other encumbrance of any nature whatsoever (collectively, "Liens") with respect to the Corimon Shares. Stockholder agreed that it will not tender the Shares into the Offer unless directed to do so by Parent; provided that if it is so directed by Parent, Stockholder will, to the extent permitted by certain permitted Liens, properly tender or cause to be tendered the Corimon Shares into the Offer and, so long as the Option is outstanding, not withdraw such Shares; and provided further that if the Corimon Shares are purchased pursuant to the Offer, Stockholder will pay, subject to applicable law, to Parent a fee in cash equal to $.60 multiplied by the number of such Shares.

  No Solicitation of Transactions. Pursuant to the Corimon Option Agreement, Stockholder and Corimon agree that they will not permit any affiliate to, directly or indirectly, through any agent or representative or otherwise, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined above); (ii) except as may be required by Arthur Broslat, Philippe Erard and Harold Bittle (the "Corimon Directors") in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, engage in negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary of the Company or afford access to the properties, books or records of the Company or any subsidiary of the Company to, any person that may be considering making, or has made, an Acquisition Proposal; or (iii) except as may be required by the Corimon Directors in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Except as may be required by the Corimon Directors in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, both Stockholder and Corimon agree that they shall cease and cause to be terminated all existing discussions or negotiations in which they or any of their agents or other representatives are or have been engaged with any person with respect to any of the foregoing.

  Stockholder and Corimon have agreed to notify Parent promptly after receipt of any Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary of the Company or for access to the properties, books or records of the Company or any subsidiary of the Company by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request.

  Voting Agreement. Pursuant to the Corimon Option Agreement, Stockholder has agreed that prior to the time, if any, that the Merger Agreement is terminated, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, Stockholder will vote the Corimon Shares: (a) in favor of the Merger, the Merger Agreement (as amended from time to time) or any of the transactions contemplated by the Merger Agreement; and (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to any party's obligations under the Merger Agreement not being fulfilled.

  Certain Claims. The Corimon Option Agreement further provides that Corimon and Stockholder will not assert that the Board of Directors of the Company has breached its fiduciary duties to Corimon and Stockholder if, at any time prior to the termination of the Merger Agreement, the Board of Directors of the Company refuses to accept or recommend an offer by a third party to acquire any or all of the outstanding Shares for consideration not in excess of $18.10 per Share. Subject to the consummation of the Offer, Corimon and Stockholder agree to waive any claims they may have against the Company or any of its officers or directors with respect to the ownership interest represented by the Corimon Shares to the extent such claims (i) arise under any contract or agreement with the Company or (ii) relate to an alleged breach of a fiduciary duty.

NON-DISCLOSURE AGREEMENT

  The following is a summary of certain provisions of the Non-Disclosure Agreement between the Company and Parent, filed as Exhibit 3 hereto and incorporated herein by reference. The summary is qualified in its entirety by reference to the Non-Disclosure Agreement. Pursuant to the Non-Disclosure Agreement, Parent agreed, among other things, to keep confidential certain information furnished to it by the Company (the "Information") and to use the Information solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed that (i) it will be entitled to maintain for investment purposes only any common stock of the Company as listed on the New York Stock Exchange provided always that such interest is no greater than 15% of all the issued securities of the Company; and (ii) for a period of two years from the date of the Non-Disclosure Agreement, neither Parent nor any of its affiliates, including any person or entity directly or indirectly through one or more intermediaries, controlling Parent or controlled by or under common control with Parent, will purchase, offer or agree to purchase any securities or assets of the Company, enter or agree to enter into any acquisition or other business combination, relating to the Company, or make, or induce any other entity to make or negotiate or otherwise deal with others for a tender or exchange offer of common stock of the Company, solicit proxies, votes or consents other than for nominees selected by the Company's Board of Directors, or otherwise seek to acquire control of the Company unless such purchase, transaction, offer, agreement or proposal shall have previously been approved by the Company's Board of Directors. The Non-Disclosure Agreement will survive any termination of the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the shareholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its shareholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION.

 Background. On November 4, 1994, following a contact with Parent initiated by a representative of Wertheim Schroder Co. Incorporated, the Company's financial advisor ("Wertheim Schroder"), Mr. Russell Banks, President and Chief Executive Officer of the Company, met in London with Mr. John Dewhurst, the General Manager of Planning and Acquisitions of Parent, to discuss on a preliminary basis whether Parent would be interested in considering a possible acquisition of the Company or a significant portion of its assets. On November 22, 1994, Mr. John Thompson, the Chief Planner of the paints division of Parent, met in New York with Mr. Banks to further discuss on a preliminary basis Parent's interest in the Company.

  On December 1, 1994, Parent and the Company entered into a Non-Disclosure Agreement (the "Non-Disclosure Agreement") pursuant to which Parent agreed to keep confidential non-public information to be furnished by the Company to Parent. During December 1994, the Company furnished Parent with certain non-public information pursuant to the Non-Disclosure Agreement and Mr. Banks met with Mr. Thompson to discuss possible alternative structures for an acquisition by Parent of the Company or a significant portion of its assets.

  In late December 1994, a representative of Wertheim Schroder met with Mr. Thompson near London and there was a discussion concerning the possibility of Parent acquiring the entire Company.

  On January 16, 1995, Parent sent a letter to the Company stating that based on its preliminary, non-binding evaluation, Parent valued the Company's Coatings and Chemicals Group for purposes of an asset acquisition in the range of $250-$275 million. Parent's letter also stated that while Parent's preference was to purchase the assets of the Company's Coatings and Chemical Group, it was prepared to consider a transaction based on a purchase of the Company's Shares. The letter further stated that Parent was prepared to commence negotiations with the Company, and Parent requested further due diligence and a 90-day exclusive negotiating period.

  On January 19, 1995, Mr. Banks met in New York with Mr. Thompson and Mr. Herman Scopes, the Chief Executive Officer of the paints division of Parent, to conduct further discussions concerning Parent's interest in the Company. Mr. Banks stated that the Company would not be interested in pursuing a sale of the assets of its Coatings and Chemicals Group because, among other reasons, Parent's proposal did not contemplate an assumption of liabilities and the sale of assets would have resulted in a substantial tax liability to the Company. Mr. Banks also advised Messrs. Scopes and Thompson that the Company would not agree to grant Parent exclusive negotiating rights, but would permit Parent to conduct further due diligence.

  On January 26, 1995, the Company issued a press release stating, among other things, that the Company's Board of Directors had unanimously authorized Wertheim Schroder to assist the Company in considering and reviewing alternatives to enhance shareholder value.

  During the period between February 7, 1995 and February 10, 1995, representatives of Parent conducted business and legal due diligence with respect to the Company at the offices of Wertheim Schroder in New York. On February 8, 1995, the Board of Directors of the Company met and Mr. Banks reviewed with the Board the status of discussions between the Company and Parent.

  On February 21, 1995, Mr. Banks and another officer of the Company met with Mr. Thompson in New York. At that meeting, Mr. Thompson discussed Parent's valuation of the Company based on its due diligence review to date and stated that Parent had a preliminary interest in negotiating an acquisition of all Shares at a price in the range of $17.50 to $18.50 per Share. Mr. Banks informed Mr. Thompson that the Company would not be interested in entering into negotiations with Parent on that basis at that time. Mr. Thompson also stated that Parent's Board of Directors would be meeting the following day and, at such meeting, Parent's Board would consider Parent's valuation of the Company. Later in the day of February 21, 1995, Mr. Thompson met with representatives of Wertheim Schroder to discuss Parent's valuation of the Company.

  On February 22, 1995, Mr. Thompson informed Mr. Banks that Parent's Board of Directors had determined that Parent would not be interested in acquiring the Company at a price in excess of $17.50 per Share. By letter dated February 22, 1995, Mr. Thompson confirmed to Mr. Banks that the Board of Directors of Parent had indicated that its non-binding valuation for an acquisition of the Company through a cash offer for all Shares was $17.50 per Share. The letter stated that this valuation was based on the information supplied by the Company to Parent as of such date and was subject to (i) completion of due diligence, (ii) approval by the Boards of Directors of Parent and the Company of a mutually acceptable Merger Agreement, (iii) the Company dealing exclusively with Parent for a period of 60 days, (iv) appropriate governmental and regulatory approvals, and (v) the Company maintaining the confidentiality of the letter.

  Following receipt of Mr. Thompson's February 22, 1995 letter, Mr. Banks and representatives of Wertheim Schroder again informed Parent that the Company was not prepared at that time to enter into negotiations based on the $17.50 per Share valuation and requested Parent to review its valuation analysis with a view toward increasing the price which it would be prepared to pay to acquire the Company. The Company's representatives also declined to grant Parent exclusive negotiating rights.

  The Company understands that on March 6, 1995, Mr. Thompson met in Miami with Mr. Arthur Broslat, Executive Vice President of Corimon and a member of the Company's Board of Directors, to discuss whether Corimon would be willing to sell its Shares to Parent in the event of a bid from Parent to acquire the Company. The Company understands that Mr. Broslat confirmed such willingness, subject to a satisfactory offer.

  On March 8, 1995, Mr. Banks and other representatives of the Company and Wertheim Schroder met with Mr. Scopes in New York, and Mr. Scopes requested that Parent be permitted to conduct additional due diligence, including on-site due diligence at locations other than the Company's New York headquarters. Mr. Banks stated that the Company would not permit on-site due diligence unless Parent indicated a willingness to consider an acquisition of the Company at a price in excess of $17.50 per Share.

  Following the issuance of the Company's press release on January 26, 1995, the Company and representatives of Wertheim Schroder engaged in discussions with several third parties to determine whether they had an interest in acquiring the Company. Certain of these third parties were furnished with confidential information. None of these contacts with parties other than Parent led to substantive negotiations.

  On March 21, 1995, Mr. Banks, other officers of the Company and a representative of Wertheim Schroder met in New York with Mr. Scopes to discuss Parent's valuation of the Company and its request for additional due diligence. On March 22, 1995, Mr. Scopes sent a letter to Mr. Banks setting forth Parent's additional due diligence requests.

  On April 3, 1995, Mr. Banks met in London first with Mr. Scopes and Sir Ronald Hampel, Chief Executive and Chairman of the Board-designate of Parent, and subsequently with Messrs. Scopes and Thompson. At such meetings, Parent's representatives advised Mr. Banks that Parent was prepared to consider the possibility of improving its $17.50 per Share valuation if justified by further due diligence and, as a result, Mr. Banks agreed to permit Parent to conduct additional due diligence, including on-site due diligence at locations outside of the Company's New York headquarters. During the period between April 10, 1995 through April 19, 1995, representatives of Parent conducted additional business and legal due diligence, including on-site due diligence at various of the Company's plants and facilities.

  On April 13, 1995, Mr. Banks and another officer of the Company met in New York with Mr. Thompson and Mr. John Danzeisen, President of The Glidden Company, a subsidiary of Parent. Mr. Banks described the Company's preliminary estimate of results for the third fiscal quarter ended March 31, 1995 and the Company's revised estimates for the full fiscal year.

  On April 21, 1995, Mr. Banks and another officer of the Company met with Messrs. Thompson and Danzeisen in New York. Messrs. Thompson and Danzeisen expressed concern regarding the Company's performance in the third quarter. Mr. Thompson also stated that based on Parent's additional due diligence review, Parent continued to believe that $17.50 was the appropriate per Share valuation for the Company. Mr. Banks again requested that Parent reconsider its valuation of the Company with a view towards improving its proposal.

  On the evening of April 24, 1995, counsel for Parent delivered to the Company and its counsel a draft Merger Agreement proposed by Parent.

  On April 26, 1995, Mr. Banks and another officer of the Company, together with representatives of Wertheim Schroder, met with Mr. Thompson. Mr. Thompson again stated that Parent was not prepared to increase its proposed $17.50 per Share price. Mr. Thompson further stated that as part of any transaction, Parent would expect to receive a "lock-up" on the 4,025,841 Shares of the Company's common stock (constituting approximately 25% of the Company's outstanding shares) owned by Corimon, and a termination fee in the event the Company were to terminate the Merger Agreement in order to accept a competing offer. The Company's representatives again requested that Parent consider improving its $17.50 per Share proposal. They also stated that the Company was not prepared to consent to a "lock-up" by Parent of Corimon's Shares and that the Company would be unwilling to agree to any termination fee in a transaction at $17.50 per Share. The Company's representatives also noted that pursuant to a pre-existing standstill agreement between the Company and Corimon, Corimon was not permitted to sell its Shares to Parent without the Company's prior approval.

  During the meeting held on April 26, 1995, there was a discussion as to whether Parent would be willing to increase its proposed price of $17.50 per Share to shareholders other than Corimon if Corimon would agree to sell its Shares to Parent for $17.50 per Share. Mr. Banks stated he would discuss this possibility with representatives of Corimon.

  Later in the day of April 26, 1995, Mr. Banks and other representatives of the Company met with Mr. Broslat and Mr. Philippe Erard, Chairman and Chief Executive Officer of Corimon and a member of the Company's Board of Directors, to inquire whether Corimon would be willing to sell its Shares at a price of $17.50 per Share while the other shareholders of the Company would receive a higher price. The Corimon representatives indicated a general willingness to sell Corimon's Shares at a price of $17.50 per Share in order to facilitate a transaction between Parent and the Company.

  The Company understands that on the same day, Messrs. Scopes, Thompson and Danzeisen also met with Messrs. Broslat and Erard to discuss the same issue.

  The Company's Board of Directors met during the evening of April 26, 1995, and Mr. Banks and a representative of Wertheim Schroder advised the Board as to the status of the discussions with Parent. The Company's outside counsel also attended the Board meeting.

  In the early morning of April 27, 1995, Mr. Thompson advised Mr. Banks in a telephone conversation that Parent was prepared to increase its proposed price from $17.50 per Share to $18.10 per Share based on Corimon's stated willingness to sell its Shares at a price of $17.50 per Share. Mr. Thompson also advised Mr. Banks that Parent's proposed price of $18.10 per Share was conditioned upon the receipt by Parent of a "lock-up" on Corimon's Shares and a termination fee equal to 2% of the aggregate purchase price. Mr. Banks stated that he would discuss Parent's proposal with the Company's Board of Directors which was scheduled to meet again that morning.

  At the Company's Board of Directors' meeting on April 27, 1995, Mr. Banks reviewed the proposal made by Mr. Thompson earlier that morning. After a lengthy discussion with representatives of Wertheim Schroder and outside counsel, the directors expressed concern about the proposed "lock-up" on the Corimon Shares. The Board instructed Wertheim Schroder to request Parent to improve its proposed purchase price and to advise Parent that the Board requested that there be no "lock-up" on the Corimon Shares.

  On April 27, 1995, following the meeting of the Company's Board of Directors, representatives of Wertheim Schroder met with Mr. Thompson and advised him with respect to the position of the Company's Board of Directors. Mr. Thompson responded that Parent would not increase its proposed price of $18.10 per Share, but would reconsider its request for a "lock-up" on the Corimon Shares.

  Later in the day of April 27, 1995, Mr. Thompson advised representatives of Wertheim Schroder that Parent would agree to eliminate the "lock-up" it had requested on Corimon's Shares provided that the termination fee was increased from 2% of the aggregate purchase price (approximately $5.8 million) to $12 million. The Company's representatives and Mr. Thompson then reached an understanding that Parent could enter into an option agreement with Corimon so long as it provided that Parent could only acquire Corimon's Shares if Parent consummated the Offer and that Parent's right to purchase the Corimon Shares would terminate if the Merger Agreement terminated.

  Mr. Banks, together with representatives of Wertheim Schroder, considered Mr. Thompson's proposal concerning a $12 million termination fee, and advised Mr. Thompson that the Company would be unwilling to agree to a termination fee in that amount. Following further discussions during the afternoon of April 27, 1995, Mr. Thompson stated that Parent would agree to reduce the proposed termination fee from $12 million to $8 million.

  Starting on April 28, 1995, Company representatives and Parent representatives and their respective counsel and financial advisors negotiated the terms of the Merger Agreement and related matters. Such negotiations continued through April 30, 1995.

  On the afternoon of April 28, 1995, the Company, as a result of market activity in the Shares, issued the following press release:

    NEW YORK, NEW YORK, April 28, 1995--Grow Group, Inc. (NYSE:GRO), which previously announced that it had authorized Wertheim Schroder & Co. Incorporated to assist the Company in considering and reviewing alternatives to enhance shareholder value, said today that it has entered into negotiations with a third party concerning an acquisition of Grow. The third party, which has substantially completed its due diligence review, has proposed to acquire 100% of Grow's common stock and has indicated a willingness to pay Grow's public stockholders $18.10 per share in cash. Any such transaction would be subject to negotiation and execution of a definitive agreement and approval of Grow's Board of Directors. There can be no assurance that any such agreement will be reach[ed], or if an agreement is reached that any transaction will be consummated.

    Grow Group is a leading producer of specialty chemical coatings and paints and household products. Grow operations include manufacturing facilities, sales offices and licensees throughout the world.

  On the night of April 28, 1995, Mr. Conway G. Ivy, Vice President, Corporate Planning and Development, of The Sherwin-Williams Company ("Sherwin-Williams") sent the following letter to Mr. Banks, with copies to members of the Company's Board of Directors, financial advisor and outside counsel:

                                          April 28, 1995

  Mr. Russell Banks
  President and Chief Executive Officer
  Grow Group, Inc.
  200 Park Avenue
  New York, New York 10166

  Dear Mr. Banks:

    We at The Sherwin-Williams Company were troubled to learn from the press release you issued today that you are in the process of negotiating a sale of your company to another party. Our concern arises from the fact that, despite Sherwin-Williams' repeated indications of serious interest in a transaction with Grow Group, you apparently have decided to negotiate a definitive agreement with another bidder without giving us access to the information that would allow us to present our best possible proposal.

    On March 17, 1995 we offered to enter into a confidentiality agreement with Grow Group. After repeated delays on Grow Group's part to finalize such agreement, we forwarded an executed copy of that agreement to Lloyd Franks on March 31, 1995. However, that agreement was never executed by Grow Group. On April 17, 1995, you informed us that Sherwin-Williams was to be excluded from the bidding process. Consequently, by letter dated April 17, 1995, we had no alternative but to revoke our offer to enter into the confidentiality agreement with Grow Group. Since that time and despite your actions, our financial advisors have been in contact with Wertheim Schroder and have expressed our continued interest in pursuing a transaction with Grow Group.

    Given our financial strength, financing will not represent any impediment to the consummation of a transaction on an all-cash basis. In addition, based upon our preliminary analysis, we are extremely confident that the antitrust laws would not impede our ability to consummate a transaction with Grow Group. This matter has been discussed at length with the members of our senior management and with our Board of Directors. We have also retained Lazard Freres & Co. and Rogers & Wells to provide financial and legal counsel regarding this matter.

    We urge you not to enter into or to agree to any merger or other significant transaction or agreement, or to take any additional defensive measures (including "no shop", break-up fee or similar arrangements) or other actions, that would adversely affect the ability of your stockholders to receive the maximum value for their shares.

    We wish to obtain immediate access to the information which you have refused to furnish to us. We are also prepared to enter into immediate discussions with you and your directors, management and advisors about a transaction with Sherwin-Williams. In Mr. Breen's absence, you may contact me over the weekend either at my home at (216) 247-4936 or at my office
  (216) 566-2102. If you are unable to contact me, you can contact Larry J. Pitorak, Senior Vice President--Finance, Treasurer and Chief Financial Officer, at (216) 729-3840 or (216) 566-2573.

    We hope that you and your Board of Directors will give this matter prompt and serious consideration.

                                          Sincerely,

                                          /s/ Conway G. Ivy

  On the morning of April 29, 1995, Mr. Banks advised Mr. Thompson that the Company had received the above letter from Sherwin-Williams. Also, on April 29, 1995, Mr. Thompson rejected a request from a representative of the Company that Parent increase the proposed purchase price and Mr. Banks rejected Parent's request that the Company increase the termination fee from $8 million to $10 million. Mr. Thompson advised the Company on April 29, 1995 that it was Parent's expectation that negotiations with the Company would be completed prior to the opening of business on May 1, 1995.

  Starting in the afternoon of April 30, 1995, the Company's Board of Directors met to consider Parent's offer of $18.10 per Share. The terms of the proposed transaction and related Merger Agreement were presented to and reviewed by the Company's Board of Directors. Wertheim Schroder and legal counsel made presentations to the Board of Directors. Wertheim Schroder delivered its opinion as to the fairness, from a financial point of view, of the $18.10 per Share cash consideration offered by Parent to the public shareholders of the Company. The full Board of Directors discussed the proposed Merger Agreement and related matters.

  After discussion and further analysis, the Company's Board of Directors unanimously decided to proceed with the sale of the Company and to accept Parent's offer for the reasons described below, and it approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that shareholders accept the Offer and tender their Shares pursuant thereto. The Board of Directors also unanimously (with the representatives of Corimon abstaining) voted to waive the restrictions under Corimon's standstill agreement with the Company to permit Corimon to enter into and perform its obligations under the Corimon Option Agreement.

  The Company and Parent entered into the Merger Agreement on the night of April 30, 1995.

  Prior to the opening of business on May 1, 1995, the Company issued a press release announcing that it had entered into the Merger Agreement. Later in the day on May 1, 1995, Mr. Broslat, a member of the Company's Board of Directors, received two telephone calls from a representative of Sherwin-Williams' financial advisor, and such representative indicated to Mr. Broslat that Sherwin-Williams would seek to acquire the Company.

  Reasons for the Transaction; Factors Considered by the Board. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

    1. the presentation of Wertheim Schroder at the April 30, 1995 Board of Directors' meeting and the opinion of Wertheim Schroder to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $18.10 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the public shareholders of the Company. (As used in the Wertheim Schroder opinion and as used herein, "public shareholders" means all shareholders other than Corimon.) The full text of Wertheim Schroder's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Wertheim Schroder, is attached hereto as Exhibit 6 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF WERTHEIM SCHRODER CAREFULLY IN ITS ENTIRETY;

    2. the fact that the proposed structure of the Offer and Merger involves an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling the Company's public shareholders to obtain cash for their Shares at the earliest possible time;

    3. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries or its affiliates from initiating, soliciting or encouraging any potential Acquisition Proposal (as defined in the Merger Agreement), does permit the Company to furnish non-public information to, allow access by and participate in discussions and negotiations with, any third party that has submitted an Acquisition Proposal to the Company, if the Board of Directors under applicable law as advised by counsel determines that it is advisable to do so in the exercise of its fiduciary duties;

    4. the fact that in the event that the Board decided to accept an Acquisition Proposal by a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $8 million (or approximately $.50 per Share). The Board, after considering the advice of Wertheim Schroder, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

    5. the terms and conditions of the Merger Agreement, including the fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger is not conditioned upon financing;

    6. the fact that on January 26, 1995, the Company issued a press release stating that the Board of Directors had authorized Wertheim Schroder to assist the Company in considering and reviewing alternatives to enhance shareholder value; and the fact that since such time the Company had preliminary discussions with certain third parties regarding an acquisition of the Company but none of such preliminary discussions led to substantive negotiations for the acquisition of the Company;

    7. the fact that the Company was in negotiations with a third party to acquire the Company at a price of $18.10 was publicly disclosed on April 28, 1995, that the Offer and the Merger would be publicly disclosed on May 1, 1995, that the earliest date that the Offer could be consummated is May 30, 1995 and that, based on the advice of Wertheim Schroder, it was highly likely that third parties which might be interested in making a competitive offer for the Company would learn of the Offer and Merger very promptly and would likely have sufficient time to make such an offer should they wish to do so;

    8. the letter received by the Company on April 28, 1995 from Sherwin-Williams, including the fact that Sherwin-Williams' interest in pursuing a transaction with the Company was subject to due diligence and that such letter did not state that Sherwin-Williams was prepared to pay in excess of $18.10 per Share. The Board also considered the advice from its financial and legal advisors that the terms of the Merger Agreement and Corimon Option Agreement should not unduly discourage Sherwin-Williams or other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal was made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with Sherwin-Williams or any other third party. In addition, the Board considered Wertheim Schroder's advice that, based on their analyses, the price of $18.10 per Share was towards the high end of the range of fairness;

    9. the historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the shareholders of the Company to realize a significant premium (30.45%) over the closing price of the Shares on the last trading day prior to the public announcement on January 26, 1995 that the Company was reviewing alternatives to enhance shareholder value, and a premium (6.77%) over the closing price of the Shares on the last trading day prior to the public announcement on April 28, 1995 that the Company was in negotiations relating to the proposed transaction;

    10. information with regard to the financial condition, results of operations, cash flow, competitive position, business and prospects of the Company, as reflected in the Company's projections, as well as the risks involved in achieving those prospects especially in light of the recent decrease in earnings of the Company (as described in paragraph 15 below), current economic and market conditions (including current conditions in the industries in which the Company is engaged) and the going concern value of the Company; the Board did not consider the liquidation of the Company as a viable course of action, and, therefore, no appraisal or liquidation values were sought for purposes of evaluating the Offer and the Merger;

    11. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

    12. the fact that Corimon, a 25% shareholder of the Company with three representatives serving on the Company's Board of Directors, has indicated that it desires to liquify its position in the Company and was in favor of the Offer and the Merger;

    13. the fact that in order to facilitate the Offer and Merger, Corimon has agreed to sell its Shares for $17.50 per Share so that the public shareholders may receive $18.10 per Share in the Offer and Merger;

    14. the terms and conditions of the Corimon Option Agreement, including the fact that Corimon would be free to sell its Shares to a competing bidder in the event that the Company's Board of Directors decided to accept an Acquisition Proposal from such competing bidder;

    15. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industries in which it operates, based, in part, upon presentations by management of the Company, including the prospects if the Company were to remain independent; in particular, the Board noted that the recent results of operations for the Company's third fiscal quarter ended March 31, 1995 reflected a net loss of approximately $868,000 (or a loss of ($.05) per Share) as compared to net income of $1,278,000 (or $.08 per Share) for the comparable period of the prior fiscal year, reflecting a significant decrease, and that net income for fiscal 1995 was projected, based on current information, to be approximately $10,046,000 ($.62 per Share) compared to $14,056,000 ($.87 per Share) for fiscal 1994, reflecting a projected decrease of approximately 28.5%;

    16. the compatibility of the business and operating strategies of Parent and the Company regarding, among other things, geographic areas, services, planned expansion and distribution and the potential efficiencies and synergies expected to be realized by combining the operations of the Company and Parent;

    17. the representation of Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger; and

    18. the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

  The financial projection set forth in paragraph 15 above has been prepared by the Company based on information available to it, but such projection was not prepared for publication or with a view to complying with the published guidelines of the Securities and Exchange Commission regarding financial projections or with the AICPA Guide for Prospective Financial Statements. While presented with numerical specificity, the financial projection necessarily reflects numerous assumptions with respect to industry performance, general business and economic conditions, the availability and cost of capital and other matters, many of which are inherently uncertain, difficult or impossible to predict or are beyond the Company's control. Accordingly, such financial projection is inherently imprecise and there can be no assurance that it can be realized. Also, it is expected that there will be a difference between actual and projected results, and actual results may vary materially from those contained in the financial projection. Presentation of this information should not be regarded as an indication that the Company or anyone else considers it a reliable prediction of future events or actual results and this information should not be relied on as such.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Wertheim Schroder was retained to assist the Company in considering and reviewing alternatives to enhance shareholder value, including a sale of the Company (a "Sale Transaction"). In addition, and at no additional expense, Wertheim Schroder agreed to render a financial opinion letter with respect to the consideration to be received in a Sale Transaction by the public shareholders of the Company. The Company agreed to pay Wertheim Schroder a fee of $50,000 on the date the letter agreement between the Company and Wertheim Schroder was signed and an additional fee of 1% of the aggregate consideration (as defined in the letter agreement with Wertheim Schroder) if the Company consummates a Sale Transaction, against which the $50,000 fee will be credited; accordingly, if the Offer and Merger are consummated, the Company will pay Wertheim Schroder a fee of approximately $2.9 million. The Company has also agreed to reimburse Wertheim Schroder for its out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent and to indemnify Wertheim Schroder (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Wertheim Schroder's engagement. The terms of the Company's engagement of Wertheim Schroder are set forth in a letter agreement dated April 27, 1995.

  In addition, the Company has agreed to pay Wertheim Schroder its full compensation in the event that within eighteen months after the termination of their engagement, a Sale Transaction is consummated with a party with which contact was made by Wertheim Schroder during its engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except for the Corimon Option Agreement and as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, except for Corimon as described above under Item 3--Corimon Option Agreement, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT AMENDMENT.

  In connection with the execution of the Merger Agreement, the Board of Directors of the Company authorized an amendment (the "Rights Amendment") to the Rights Agreement. The Rights Amendment prevents Parent and Purchaser from becoming an Acquiring Person or Adverse Person (each as defined in the Rights Agreement) and prevents a Stock Acquisition Date or Distribution Date (each as defined in the Rights Agreement) from occurring, in each case as a result of the Offer, Merger or Corimon Option Agreement or other transactions contemplated by the Merger Agreement. The Rights Amendment also provides that the Rights will expire and be of no force or effect upon consummation of the Merger. A copy of the Rights Amendment is filed as Exhibit 7 hereto and is incorporated herein by reference.

CERTAIN LITIGATION.

  On May 1, 1995, a purported class action entitled General Color Company Pension Plan v. Grow Group, Inc. et al., was filed in the Supreme Court of the State of New York, New York County (the "State Action") on behalf of the class of all the Company's current shareholders. In addition to the Company, all members of the Company's Board of Directors are named as defendants in the State Action. The complaint in the State Action alleges that the $18.10 per Share price which Parent is offering for all the outstanding Shares is insufficient and that the proposed Offer is unfair to the Company's shareholders and represents an attempt by the defendants to enrich themselves at the expense of the plaintiff class. The plaintiff in the State Action asserts that defendants violated their fiduciary duties to the Company's shareholders by allegedly failing adequately to evaluate the Company as a potential acquisition candidate; to take adequate steps to enhance the Company's value as an acquisition candidate; and to create an active and open auction for the Company. The complaint in the State Action further alleges that the defendants have wrongfully decided not to solicit proposals or initiate discussions with third parties for the acquisition of the Company, instead of seeking the highest possible price for the Shares of the plaintiff class. The complaint in the State Action seeks, among other relief, a preliminary and permanent injunction barring defendants from taking any steps to accomplish the proposed Merger at a price that is not fair and equitable to the plaintiffs and restraining the defendants' ability to use their alleged voting control of the Company to effect the transaction with Parent. The complaint also seeks unspecified damages for losses suffered and to be suffered by the plaintiff class as a result of the acts alleged in the complaint.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
 Exhibit 1    Agreement and Plan of Merger, dated as of April 30, 1995, among Grow
               Group, Inc., Imperial Chemical Industries PLC and GDEN Corporation.
 Exhibit 2    Option Agreement, dated as of April 30, 1995, among Imperial Chemical
               Industries PLC, GDEN Corporation, Corimon Corporation and Corimon
               S.A.C.A.
 Exhibit 3    Non-Disclosure Agreement, dated December 1, 1994, between Grow Group,
               Inc. and Imperial Chemical Industries PLC.
 Exhibit 4    Letter to Shareholders of Grow Group, Inc., dated May 4, 1995.*
 Exhibit 5    Press Release, dated May 1, 1995, issued by Grow Group, Inc.
 Exhibit 6    Opinion of Wertheim Schroder & Co. Incorporated dated April 30,
               1995.*
 Exhibit 7    Amendment to Rights Agreement, dated as of April 30, 1995, to the
               Amended and Restated Rights Agreement, dated as of August 7, 1992, between Grow Group, Inc. and The Bank of New York.
 Exhibit 8    Consulting Agreement, dated as of April 30, 1995, between Grow Group,
               Inc. and Russell Banks.
 Exhibit 9    Amendment and Extension Agreement, dated as of April 27, 1995, between Grow Group, Inc. and Russell Banks.
 Exhibit 10   Severance Agreement, dated April 27, 1995, between Grow Group, Inc.
               and John F. Gleason.
 Exhibit 11   Severance Agreement, dated April 27, 1995, between Grow Group, Inc.
               and Lloyd Frank.
 Exhibit 12   Amendment of Employment Agreement, dated as of April 27, 1995, between Grow Group, Inc. and Frank Esser.
 Exhibit 13   Complaint entitled General Color Company Pension Plan v. Grow Group,
               Inc., et al. filed in the Supreme Court of the State of New York,
               New York County.

- --------
*  Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1995

                                          GROW GROUP, INC.

                                          By /s/ Lloyd Frank
                                             -----------------------
                                          Title: Secretary

                                                                      SCHEDULE I

                                GROW GROUP, INC.
                                200 Park Avenue
                            New York, New York 10016

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about May 4, 1995 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of the Shares at the close of business on or about May 4, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to take all action necessary to cause the Parent Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "General Information Regarding the Company". You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 4, 1995. The Offer is scheduled to expire at 12:00 Midnight on June 1, 1995, unless the Offer is extended.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Purchaser and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 29, 1995, there were 16,101,712 Shares outstanding and 318,699 Shares reserved for issuance upon the exercise of certain options outstanding.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the acceptance for payment of the Shares by Parent pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board (giving effect to the election of any additional directors designated by Parent pursuant to this sentence) and (ii) the percentage that the number of Shares owned by Parent (including Shares accepted for payment and, assuming the number of Shares owned by Parent or accepted for payment constitutes at least a majority of the outstanding Shares on a fully diluted basis, the Corimon Shares) bears to the total number of Shares outstanding. The Merger Agreement requires that the Company shall take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Company's Board of Directors including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. The Merger Agreement provides that the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of (x) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (y) each board of directors of each Subsidiary and (z) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement.

  Parent has informed the Company that each of the Parent Designees listed below has consented to act as a director.

  It is expected that the Parent Designees may assume office at any time following the purchase by Parent of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than June 2, 1995, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors of the Company.

  The Board of Directors is divided into three classes serving staggered terms in accordance with the Company's Restated Articles of Incorporation.

  Biographical information concerning each of the Parent Designees, directors and executive officers is presented below.

PARENT DESIGNEES

  Parent may designate the following individuals to the Board of Directors of the Company. Such individual's name, age as of the date hereof, present principal occupation or employment and five-year employment history are set forth below.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
             NAME           AGE         AND FIVE-YEAR EMPLOYMENT HISTORY
             ----           --- -----------------------------------------------
   John K. Thompson........  54 Chief Planner of ICI Paints, a division of
                                 Parent, since February 1987.
   Stanley A. Lockitski....  47 Director of The Glidden Company (and its
                                 predecessor company), a subsidiary of Parent
                                 ("Glidden"), since November 1986; Vice
                                 President, General Counsel and Secretary since
                                 July 1986.
   Norman Schueftan........  42 Treasurer and Tax Director of ICI Americas
                                 Inc., a subsidiary of Parent ("ICI Americas"),
                                 since December 1992; Assistant Taxation
                                 Controller (of predecessor company) from
                                 February 1990 to November 1992.
   John R. Danzeisen.......  47 President of Glidden since April 1991; Finance
                                 Director of ICI Paints from January 1987 to
                                 March 1991; Chairman of the Board of Directors
                                 of ICI Americas.
   William J. Thornton.....  55 Director of Glidden since November 1986; Vice
                                 President--Finance since July 1986.
   Thomas C. Osborne.......  44 Executive Vice President of Glidden since
                                 January 1994; Vice President--Branch
                                 Operations from April 1992 to January 1994;
                                 Vice President--Planning and Acquisitions from
                                 August 1989 to April 1992.


DIRECTORS

  Arthur W. Broslat, 49, has been an Executive Vice President and the Chief Financial Officer of Corimon S.A.C.A., a Venezuelan industrial corporation ("Corimon"), since November 1989. Prior thereto, Mr. Broslat served as a Vice President of the Bank of America in Caracas, Venezuela. Mr. Broslat also serves as a director of Corimon. He became a director of the Company in 1992.

  Lloyd Frank, 69, has served as Secretary of the Company since 1963. Mr. Frank is also an attorney admitted to practice in the State of New York and has been a member of the law firm of Parker Chapin Flattau & Klimpl for more than the past five years. Mr. Frank also serves as a director of Metro-Tel Corp. and Park Electrochemical Corp. He became a director of the Company in 1987.

  Angus N. MacDonald, 68, has served as President of Angus MacDonald & Company, Inc., a financial consulting firm, for more than the past five years. Mr. MacDonald is a Life Trustee of the Massachusetts Institute of Technology. He became a director of the Company in 1984.

  William H. Turner, 54, has been a Senior Executive Vice President of Chemical Banking Corporation (a bank holding company) since December 1991, when Chemical Banking Corporation merged with Manufacturers Hanover Corporation. From August 1990 until he assumed his present position, Mr. Turner was Vice Chairman of Chemical Bank, a banking subsidiary of Chemical Banking Corporation. Prior to August 1990, he was responsible for the Middle Market Banking Group of Chemical Bank. In addition, he is Chairman and Chief Executive Officer of Chemical New Jersey Holding Inc. (a holding company for two New Jersey banking companies). He is also a director and member of the Executive Committee of the Paterson Economic Development Corporation, and a director of Franklin Electronic Publishers, Incorporated and Standard Motor Products, Inc. Mr. Turner became a director of the Company in 1994.

  Harold G. Bittle, 66, retired in 1989 as a Vice President--International of the Coatings and Resins Group of PPG Industries, Inc., a manufacturer of paints, coatings and glass, and is currently Managing Director of Adhesive Coatings Company, which develops polymer technologies in the adhesive, coating and ink markets. Mr. Bittle also serves as a consultant to Corimon. From 1951 to 1989, Mr. Bittle served in various executive capacities with PPG Industries, Inc. Mr. Bittle became a director of the Company in 1993.

  John F. Gleason, 66, has been an executive officer of the Company since 1976 and has, for more than the past five years, served as an Executive Vice President of the Company. Mr. Gleason became a director of the Company in 1976.

  Robert J. Milano, 82, served as Chairman and Chief Executive Officer of Millmaster Onyx Group, Inc., a manufacturer of chemical specialties, from December 1982 until December 1986. Mr. Milano serves or has served as Chairman of the State of New York Mortgage Agency and of the Council of Governing Boards for Colleges and Universities in New York State; Vice Chairman of the New School for Social Research; and Director of the New York State Urban Development Corporation. Mr. Milano served as a director of the Company from 1978 to 1981 and has served continuously as a director since 1983.

  Tully Plesser, 61, has, for more than the past five years, served as president of Dataplan Inc., a national marketing, public opinion and communications research consulting firm, which serves as a consultant to many major U.S. corporations. Mr. Plesser is also a political research consultant. He was formerly a consultant to the Republican National Committee and the National Republican Senatorial Committee, and is presently an advisor to certain United States Senators. Mr. Plesser became a director of the Company in 1993.

  Russell Banks, 75, has been President and Chief Executive Officer of the Company since 1962 and a director since 1960. Mr. Banks is a past president of the National Paint & Coatings Association and he also served on the Executive Committee of the Board of Directors of the American Management Association and is presently on its General Management Council. He is also on the Advisory Boards of the Fordham University Graduate School of Business Administration, the Washington Legal Foundation and the International Trade Development Council.

  Philippe Erard, 45, was appointed Chairman of Corimon in 1992 and has been President and Chief Executive Officer of Corimon since 1988. For more than three years prior thereto, Mr. Erard served as Executive Vice President of Corimon. Mr. Erard also serves as a director of Corimon. Mr. Erard is a member of the Business Advisory Board of the World Bank's International Finance Corporation, the South America Advisory Board of General Electric Co. and the Advisory Board of the World Economic Forum. He became a director of the Company in 1992.

  Peter L. Keane, 77, an attorney admitted to practice in the State of New York, is a Senior Advisor to the law firm of Morgan, Lewis & Bockius. He was counsel to the law firm of Lord Day & Lord, Barrett Smith from 1991 to 1993 and for more than five years prior thereto, was a member of such firm. Mr. Keane has served as Chairman of the Catholic Network of Volunteer Service since 1992. He became a director of the Company in 1969.

  Joseph M. Quinn, 57, has been an executive officer of the Company since 1981. Since August 1991, Mr. Quinn has served as Executive Vice President of the Company and from August 1991 until January 1995 served as Chief Operating Officer of the Company; for two and one-half years prior thereto, he served as Executive Vice President in charge of the Coatings and Chemical Group; and, for more than five years prior thereto, he served as Group Vice President of the Company and President of the Company's Devoe Marine Coatings Co. Division. Mr. Quinn also served as President of the Company's Devoe & Raynolds Company Division from January 1988 until August 1992. He became a director of the Company in 1989.

EXECUTIVE OFFICERS OF THE COMPANY

  Russell Banks, age 75, President and Chief Executive Officer of the Company since 1962. See information set forth above under "Directors".

  Joseph M. Quinn, age 57, executive officer of the Company since 1981. See information set forth above under "Directors".

  John F. Gleason, age 66, executive officer of the Company since 1976. See information set forth above under "Directors".

  Stephen L. Dearborn, age 39, has served as Senior Vice President, Strategic Planning and Operations of the Company since June 1994. For the 17 years prior thereto, Mr. Dearborn served in a number of management capacities at PPG Industries, Inc. involving international and domestic strategic business planning, marketing and operations.

  Henry W. Jones, age 46, was appointed Vice President, Regulatory Affairs of the Company in June 1994. For one year prior thereto, Mr. Jones served as Director, Environmental Safety and Health Compliance of the Company. He also served as Corporate Manager, Environmental Affairs of the Company from August 1985 to April 1993.

  Frank V. Esser, age 55, has served as an executive officer of the Company since 1981 and was elected Treasurer and Chief Financial Officer of the Company in 1989. Mr. Esser is a certified public accountant.

  Lloyd Frank, age 69, has served as Secretary of the Company since 1963. See information set forth above under "Directors".

  There are no family relationships among any of the Company's executive officers or directors. There are no arrangements or understandings between any executive officer and any other person pursuant to which such person was selected as an officer (although certain executive officers are parties to employment agreements with the Company).

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has standing Audit, Compensation and Pension Committees. The Board of Directors does not have a standing nominating committee but acts as a committee of the whole with respect to nominations.

  The members of the Audit Committee are Messrs. Milano, Keane, Broslat, Plesser and Bittle. This committee is authorized to examine and consider matters related to the financial affairs and accounts of the Company; the internal and external audit of the Company's accounts, including the selection of independent auditors, subject to approval of the Board of Directors; the scope of the independent auditors' engagement; the effect on the Company's financial statements of any proposed changes in generally accepted accounting principles; disagreements, if any, between the Company's independent auditors and management; the quality of the Company's system of internal accounting controls and its internal audit program; matters of concern to the independent auditors resulting from audits, including the results of the independent auditors' review of the system of internal accounting controls and suggestions for improvements; and to report to the Board of Directors with respect to each of the foregoing. This committee held two meetings during the year ended June 30, 1994.

  The members of the Compensation Committee are Messrs. Keane, Erard, MacDonald, Milano and Turner. This committee is authorized to examine, administer and approve salaries of top management of the Company and its subsidiaries, bonuses to such persons and all grants to employees of options to purchase shares under the Company's stock option plans; to review employee benefit plans (other than retirement plans); and to report to the Board of Directors with respect to each of the foregoing. This committee held four meetings during the year ended June 30, 1994.

  The members of the Company's Pension Committee are Messrs. MacDonald, Broslat, Plesser, Bittle and Turner. This committee is authorized to examine, administer, approve and review the retirement plans of the Company and its subsidiaries and to report to the Board of Directors with respect thereto. This committee held five meetings during the year ended June 30, 1994.

MEETINGS OF THE BOARD OF DIRECTORS

  During the Company's last fiscal year, its Board of Directors held twelve meetings. Each director attended at least 75% of the total number of meetings of the Board of Directors and committees on which he served which were held during the period he served as a director in that fiscal year.

COMPENSATION OF DIRECTORS

  Directors (except those who are also employees of the Company) receive a retainer at the rate of $20,000 per annum for serving on the Board of Directors and committees thereof and a fee of $750 for each meeting of the Board of Directors and committees thereof attended except Chairmen of committees receive $1,000 per meeting. Directors who are also employees of the Company receive a fee of $250 for each meeting of the Board of Directors attended.

  The Company has a Non-Employee Director Fee Continuation Plan which covers each person who serves as a non-employee director of the Company for at least five years and who was less than 70 years of age both at the time of becoming a director and at the time of adoption of this plan. The plan provides, in general, that each non-employee director who ceases to serve as a director at age 70 or thereafter (or prior to age 70, under certain circumstances, in the event he is not re-elected or is removed as a director within three years of a change in control of the Company, as defined) is to receive $20,000 per annum for each of the ten years following his ceasing to serve as a director. In the event of death during the ten-year period, payments will continue to the director's designated beneficiaries during the remainder of the period. In the event an eligible director otherwise ceases to serve as a director prior to age 70 (other than as a result of a change in control), payments may be reduced or terminated in the discretion of the Board of Directors. At the Company's option or, in the event amounts become payable as a result of a change in control of the Company under certain circumstances, at the option of the non-employee director entitled thereto, amounts which become payable under the Non-Employee Director Fee Continuation Plan may be paid in a discounted lump sum.

  The Company has entered into a fee continuation agreement with Robert J. Milano, who was over 70 years of age at the time of his election to the Board in 1983 and thus not eligible to participate in the Non-Employee Director Fee Continuation Plan, which provides for the payment of $20,000 per annum for life following his cessation of service as a director.

  Each current non-employee director and each person who becomes a non-employee director (other than Mr. Milano and those who become a director after attaining the age of 70) is entitled to a $100,000 death benefit under the Company's group life insurance policy in the event of death while serving or after ceasing to serve as a director (subject, in the latter case, to reduction or termination in the discretion of the Board of Directors in the event of his ceasing to serve as a director prior to age 70, except that, under certain circumstances, there shall be no reduction or termination in the event he is not re-elected or is removed as a director within three years of a change in control of the Company).

  The Company has purchased life insurance coverage on the lives of the non-employee directors eligible to participate in the Non-Employee Director Fee Continuation Plan. As described in "Executive Compensation--Employee Supplemental Retirement and Death Benefit Arrangements" below, said insurance (in combination with the other insurance coverage described therein) is intended to offset the Company's future liabilities under the arrangements described above (other than the Fee Continuation Agreements with Mr. Milano and another former non-employee director) and those described under "Executive Compensation--Employee Supplemental Retirement and Death Benefit Arrangements" below, including the cost of providing the above described group life insurance benefits to non-employee directors. Premiums for group life insurance provided to non-employee directors as described above aggregated $12,792 for the year ended June 30, 1994.

  Under the Company's 1990 Stock Option Incentive Plan, non-employee directors are automatically granted non-qualified stock options to purchase 10,000 shares of the Company's Common Stock upon their initial election to the Board. Such options are exercisable at the rate of 16 2/3% per annum commencing two years after the date of grant and terminating ten years after the date of grant. The exercise price is 100% of the greater of the fair market value of the Company's Common Stock on the date of grant or the book value per share of the Company's Common Stock as of the end of the quarter immediately preceding the date of grant.

  Dataplan, Inc., a consulting firm controlled by Tully Plesser, provided marketing research services to the Company during its 1994 fiscal year (for which the Company paid Dataplan, Inc. approximately $39,000) and such firm is providing marketing research services to the Company during its current fiscal year.

                        SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information as to the beneficial ownership of shares of the Company's Common Stock, as of May 1, 1995, with respect to (a) each director, (b) each executive officer named in the Summary Compensation Table under the caption "Executive Compensation" below (other than Mr. W. Horton Russell who retired effective July 1, 1994) and (c) all directors and executive officers of the Company as a group. The Company understands that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to such owner.

                                                  AMOUNT  AND
                                                   NATURE OF
NAME OF                                            BENEFICIAL         PERCENT OF
BENEFICIAL OWNER                                   OWNERSHIP(1)         CLASS
- ----------------                                  ------------        ----------
Russell Banks....................................   425,431(2)(3)(4)     2.6%
Harold G. Bittle.................................        --               --
Arthur W. Broslat................................     1,667(5)(6)          *
Stephen L. Dearborn..............................     1,500                *
Philippe Erard...................................     1,667(5)(6)          *
Frank V. Esser...................................    12,429(2)(4)          *
Lloyd Frank......................................    12,949(2)(4)(7)       *
John F. Gleason..................................    64,444(4)             *
Henry Jones......................................     1,130                *
Peter L. Keane...................................    27,326(4)             *
Angus N. MacDonald...............................       164                *
Robert J. Milano.................................    46,035                *
Tully Plesser....................................     2,000(8)             *
Joseph M. Quinn..................................    37,195(2)(4)          *
William H. Turner................................     1,000                *
All directors and executive officers as a group
(15 persons).....................................   634,937(9)           3.9%

- --------
(1) An asterisk indicates that the Percent of Class is under one.
(2) Includes 24,135, 5,250, 7,875 and 13,333 shares of the Company's Common stock as to Messrs. Banks, Esser, Frank and Quinn, respectively, which were not outstanding but which were issuable upon exercise of key employee options to the extent those options were exercisable on, or were to become exercisable within sixty days after, May 1, 1995.
(3) Includes 9,868 shares of the Company's Common Stock owned by a trust of which Mr. Banks is the trustee. Excludes 23,851 shares owned by Mr. Banks' wife as to which Mr. Banks disclaims beneficial ownership.
(4) Includes 197, 1,274, 1,109, 1,720, 466 and 1,884 shares allocated to the accounts of Messrs. Banks, Esser, Frank, Gleason, Jones and Quinn, respectively, held in trust under the Company's Employee Stock Ownership Plan (no allocation has been made relating to fiscal 1995 contributions) and the Employee Stock Ownership and Savings Plan. Excludes 560,592 shares (3.5% of the class) held in trust under the Employee Stock Ownership Plan. As to 310,241 of such shares (which are not yet allocated to plan participants), Messrs. Esser and Frank, as the members of the Administrative Committee of said Plan, share the power to direct the vote; as to 250,351 shares, they may share the right to direct the vote to the extent they receive no voting directions from plan participants; and, as to all of such shares, Messrs. Frank, Banks and Keane, as trustees of said Plan, may, under certain circumstances, share the right to direct the disposition. Also excludes 127,817 shares (less than 1.0% of the class) held in trust under the Company's Employee Stock Ownership and Savings Plan which Messrs. Esser, Frank and Keane, as members of the Administrative Committee of such Plan, may share the right to direct the vote and, under certain circumstances, may share the right to direct the disposition.
(5) Excludes 4,025,841 shares owned by Corimon Corporation, which shares may be deemed beneficially owned indirectly by its parent, Corimon S.A.C.A., a publicly-held company, of which Messrs. Erard and Broslat are executive officers and directors. Messrs. Erard and Broslat disclaim beneficial ownership of such shares. See "Security Ownership of Management--Corimon Agreements" below.
(6) Includes 1,667 shares of the Company's Common Stock as to each of Messrs. Broslat and Erard which were not outstanding but which were issuable upon the exercise of non-employee director options to the extent those options were exercisable on, or were to become exercisable within sixty days after, May 1, 1995.
(7) Excludes 7,259 shares of the Company's Common Stock owned beneficially by Mr. Frank's wife as to which shares Mr. Frank disclaims beneficial ownership.
(8) Such shares are owned by a retirement trust of which Mr. Plesser is the principal beneficiary.
(9) Includes (i) 53,927 shares which were not outstanding but which were issuable upon exercise of options held by such persons to the extent those options were exercisable on, or were to become exercisable within sixty days after, May 1, 1995, (ii) 9,868 shares owned by a trust of which an officer and director of the Company is the trustee, and (iii) 2,000 shares owned by a trust of which a director is the principal beneficiary. Excludes
    (i) 31,110 shares owned by the spouses of two officers and directors, (ii) except for 6,650 shares underlying units allocated to the accounts of executive officers, the shares held by the Company's employee benefit plans reflected in footnote (4) above, and (iii) the shares held by Corimon whose designees, Philippe Erard, Arthur W. Broslat and Harold G. Bittle, are members of the Company's Board of Directors.

  The Company believes that, during the 1994 fiscal year, all filing requirements required under Section 16(a) of the Securities Exchange Act of 1934 were timely complied with by its directors, officers and beneficial owners of greater than 10% of the Company's Shares.

CORIMON AGREEMENTS

  On August 7, 1992, the Company sold 2,312,000 newly issued Shares to Corimon Corporation, a wholly owned subsidiary of Corimon, for $16.75 per share, or an aggregate of $38,726,000. Corimon's subsidiary has subsequently acquired 1,713,841 additional shares of the Company's Common Stock in open market and private transactions, raising its ownership to approximately 25% of the Company's Shares at May 1, 1995.

  Pursuant to an agreement entered into when the Shares were purchased from the Company, Corimon is currently entitled to designate three persons to serve on the Company's Board of Directors. At the Company's 1992 Annual Meeting of Shareholders, two designees of Corimon, Philippe Erard and Arthur W. Broslat, were elected to the Board of Directors of the Company as Class III and Class II directors, respectively. Harold G. Bittle, Corimon's third designee, was elected to the Board of Directors of the Company as a Class I director at the 1993 Annual Meeting of Shareholders. Subject to certain exceptions, the agreement with Corimon will remain in effect until the earlier of the Company's 1996 Annual Meeting of Shareholders or October 31, 1996 (the "Standstill Period").

  During the Standstill Period, Corimon and its affiliates are permitted to acquire additional voting securities of the Company only through open market or privately negotiated transactions and only so long as such acquisition does not cause Corimon and its affiliates to beneficially own more than 28% of the Company's outstanding voting securities. As of May 1, 1995, Corimon and its affiliates owned 4,025,841 shares, constituting approximately 25% of the Company's outstanding Common Stock.

  The agreement with Corimon also provides that, during the Standstill Period, Corimon and its affiliates will vote all Shares owned by them in favor of the slate of nominees proposed by the Board of Directors to stand for election as directors.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The table set forth below contains information for the Company's last three fiscal years concerning the compensation of the chief executive officer and other four most highly compensated executive officers of the Company. Subsequent to the Company's 1994 fiscal year, options were granted to the chief executive officer and three of the executive officers listed below. See "Options Granted Under 1990 Option Plan" below.

                                                   ANNUAL
                                                COMPENSATION
                                              -----------------    ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR  SALARY   BONUS   COMPENSATION(1)
- ---------------------------              ---- -------- -------- ---------------
Russell Banks
 President and Chief Executive Officer.. 1994 $400,000 $200,000     $21,672
                                         1993  391,667  250,000      25,011
                                         1992  375,000  220,000
Joseph M. Quinn
 Executive Vice President and Chief Op-  1994 $245,833 $100,000     $ 5,901
 erating Officer........................ 1993  225,000  175,000       6,518
                                         1992  222,493  165,275
John F. Gleason
 Executive Vice President............... 1994 $220,000 $ 50,000     $ 8,006
                                         1993  220,000   72,000      10,798
                                         1992  220,000   60,000
Frank V. Esser
 Treasurer and Chief Financial Officer.. 1994 $153,331 $ 36,000     $ 1,821
                                         1993  145,000   45,000       4,158
                                         1992  143,301   37,500
W. Horton Russell(2)
 Vice President, Manufacturing, Safety,
 Health and Environment................. 1994 $ 98,000 $ 32,260     $ 2,897
                                         1993   93,333   39,775       6,653
                                         1992   90,164   32,525

- --------
(1) "All Other Compensation" for fiscal 1994 includes: (i) the dollar value of term life insurance premiums for the benefit of the named executive officers (Mr. Banks--$19,204, Mr. Quinn--$3,035, Mr. Gleason-- $4,990, Mr. Esser--$862, and Mr. Russell--$2,212); (ii) the value of shares of the Company's Common Stock represented by the estimated number of units to be allocated to the named executive officers under the Company's Employee Stock Ownership Plan (Mr. Banks--$668, Mr. Quinn--$1,216, Mr. Gleason-- $1,216, Mr. Esser--$959, and Mr. Russell--$685); and (iii) fees paid to directors who are also employees of the Company for attending meetings of the Board of Directors (Mr. Banks--$1,800, Mr. Quinn-- $1,650 and Mr. Gleason--$1,800). In accordance with the transitional provisions under the revised compensation disclosure rules of the Securities and Exchange Commission, amounts in this column for fiscal 1992 are omitted.
(2) Mr. Russell retired from employment with the Company effective July 1, 1994.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES

  The following table contains information concerning the exercise of stock options during the Company's fiscal year ended June 30, 1994 by the executive officers named in the Summary Compensation Table and the fiscal year-end values of unexercised options held by such executive officers. No options were granted to any of the executive officers during the fiscal year ended June 30, 1994. The only options granted during fiscal 1994 under the 1990 Plan were options to purchase 10,000 Shares which were automatically granted to each of three outside Directors who joined the Board during that fiscal year.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1994
                        AND 1994 YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                  OPTIONS AT FISCAL YEAR-    THE-MONEY OPTIONS AT
                           SHARES                           END               FISCAL YEAR-END(2)
                         ACQUIRED ON    VALUE    ------------------------- ------------------------
NAME                     EXERCISE(#) REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCIABLE UNEXERCISABLE
- ----                     ----------- ----------- ----------- ------------- ---------- -------------
Russell Banks...........       --           --     24,135            0      $167,979    $      0
Joseph M. Quinn.........       --           --      8,334       21,666        74,755     168,744
John F. Gleason.........   17,364      $93,939          0            0             0           0
Frank V. Esser..........    5,788       28,563      5,250            0        36,540           0
W. Horton Russell.......    1,000        8,120          0            0             0           0

- --------
(1) Market value (the mean between the highest and lowest quoted selling prices of the Company's Common Stock as reported by the New York Stock Exchange) on the exercise date, less the exercise price.
(2) Market value (the mean between the highest and lowest quoted selling prices of the Company's Common Stock as reported by the New York Stock Exchange) on June 30, 1994, less the exercise price.

OPTIONS GRANTED UNDER 1990 OPTION PLAN

  The grant of options is within the discretion of the Committee of the Board which administers the Option Plan. Accordingly, the Company is unable to determine future options, if any, that may be granted to the named persons or groups in the following table. The following table sets forth the number of shares underlying options that were granted under the 1990 Plan since July 1, 1994, the beginning of the Company's current fiscal year, to (i) the chief executive officer and the other executive officers named in the Summary Compensation Table in "Executive Compensation", above, (ii) all current executive officers as a group, (iii) all current directors who are not executive officers and (iv) all other employees, including current officers who are not executive officers:

                                                                NUMBER OF SHARES
                                                                   UNDERLYING
NAME OR CATEGORY OF OPTIONEE                                    OPTIONS GRANTED
- ----------------------------                                    ----------------
Russell Banks..................................................      10,000
Joseph M. Quinn................................................      15,000
John F. Gleason................................................       4,500
Frank V. Esser.................................................       2,000
Henry Jones....................................................       3,500
Stephen Dearborn...............................................      10,000
Executive Officers as a group (7 persons)......................      45,000
Non-executive officer directors as a group.....................           0
Other employees as a group (34 persons)........................     103,500

  Each of the foregoing options are for a term of ten years and are exercisable, on a cumulative basis, as to one-fifth of the number of shares originally subject to the option in each year commencing two years after the date of grant. Certain of the options provide that they will be exercisable, on a cumulative basis, as to one-third of the number of shares originally subject to the option in each year commencing two years after the date of grant.

  All options were granted at 100% of the fair market value of the underlying shares on the date of grant.

PENSION PLAN

  The Company has a non-contributory trusteed pension plan covering employees of the Company and certain subsidiaries (the "Pension Plan"). The following table sets forth the estimated annual benefits payable upon retirement under the Pension Plan for participants in various remuneration classifications after the indicated periods of credited service, assuming (i) payment commences at age 65, (ii) the election of a life annuity without survivor benefits and (iii) annual primary social security insurance benefits based on the assumptions that the remuneration upon which a participant's social security benefits are determined is equal to his or her covered remuneration under the Pension Plan, remuneration increases have been at a rate of 5% per annum and primary social security benefit rates have continued at current levels. The following table gives effect to the limitations under the Internal Revenue Code of 1986, as amended (the "Code"), on annual covered compensation ($235,840 for 1993 and $150,000 for each of 1994 and 1995) as well as the current limitation on aggregate qualified employee benefits:

                       ESTIMATED ANNUAL PENSION BENEFITS PAYABLE AT AGE 65
                                             FOR THE
                            NUMBER OF YEARS OF CREDITED SERVICE SHOWN
                       -----------------------------------------------------------
AVERAGE ANNUAL           15
REMUNERATION            YEARS      20 YEARS     25 YEARS     30 YEARS     35 YEARS
- --------------          -----      --------     --------     --------     --------
$ 90,000               $15,023     $20,030      $20,030      $25,038      $25,038
 125,000                21,848      29,130       29,130       36,413       36,413
 150,000                26,723      35,630       35,630       44,538       44,538
 175,000                31,273      41,805       41,805       52,338       52,338
 200,000                35,823      47,980       47,980       60,138       60,138
 225,000                40,373      54,155       54,155       67,938       67,938
 235,840 or greater     42,346      56,833       56,833       71,320       71,320

  Once computed, benefits payable under the Pension Plan are not further reduced by social security benefits. Covered compensation is a participant's annual compensation, exclusive of bonuses, directors' fees and certain other items. The years of credited service under the Pension Plan at June 30, 1995 for Messrs. Quinn, Gleason, Esser and Russell, the only executive officers of the Company named in the Summary Compensation Table above who participated in the Pension Plan, will be 19.1, 19.1, 12.8 and 18.08, respectively. Accrued benefits as of June 30, 1989 are computed as 35% of average compensation less 50% of social security benefits reduced proportionately for years of credited service which are less than twenty. In order to comply with the Code, the benefit formula under the Pension Plan was amended effective as of July 1, 1989. Benefits on or after July 1, 1989 are computed as .65% of average compensation plus .65% of average compensation in excess of social security covered compensation multiplied by years of credited service up to 27. Estimated annual benefits for Messrs. Gleason, Quinn, Esser and Russell under the new formula are $53,104, $48,305, $20,711 and $19,930, respectively.

EMPLOYEE SUPPLEMENTAL RETIREMENT AND DEATH BENEFIT ARRANGEMENTS

  The Company is a party to Supplemental Retirement and Death Benefit Agreements effective September 15, 1988 which amend and restate agreements entered into in 1983, as amended, with Messrs. Banks, Quinn, Gleason and Frank (as amended and restated, the "SERP Agreements"). Each SERP Agreement provides for the payment in each year for 15 years following cessation of employment at age 65 or thereafter, or prior to age 65 if terminated by the Company (except if termination is for cause) or by the employee for Good Reason (as defined in the SERP Agreements) within three years after any Change in Control of the Company (as defined in the SERP Agreements), of an amount equal to 30% of his base salary for fiscal 1982. In the event of death during the 15-year period, payments will continue during the remainder of the period to his designated beneficiaries. In the event of death prior to cessation of employment, there shall be payable in each year for 15 years following his death, in lieu of the foregoing amount, an amount equal to 20% of his base salary for fiscal 1982. At the Company's option, supplemental retirement benefits which become payable may be paid in a discounted lump sum. However, for employees under the age of 65 who become entitled to payments upon a Change in Control, such amounts shall be paid to the employee in an undiscounted lump sum. Each such employee is also entitled to a post-termination death benefit in an amount equal to the lesser of $500,000 or three times his base salary for fiscal 1982. Fiscal 1982 base salaries for Messrs. Banks, Quinn, Gleason and Frank were $250,000, $83,841, $140,000 and $100,000, respectively. No decision has been made as to whether the supplemental retirement benefits will be paid in lump sums. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, the SERP Agreements and have acknowledged that the consummation of the Offer will constitute a "Change in Control" as defined in the SERP Agreements. In the event of lump sum payments, the estimated amounts of such payments to Messrs. Banks, Quinn, Gleason and Frank would be $620,830, $377,285, $347,665 and $248,332, respectively.

  The Company has purchased whole-life insurance policies on the lives of these executive officers and certain other executive officers in amounts that, in the aggregate (in combination with insurance coverage purchased by the Company, and payable to it, with respect to the arrangements described under "Compensation of Directors" above), are intended to offset the Company's future liabilities under the employee supplemental retirement and death benefit arrangements and the non-employee director fee continuation and death benefit arrangements, other than the Fee Continuation Agreement with non-employee director Robert J. Milano described under "Compensation of Directors" above (and a similar agreement with one former non-employee director). Premiums paid on such policies for the year ended June 30, 1994 amounted to $342,880 (before giving effect to increases in cash surrender value of $504,173). The SERP Agreements and such other arrangements were designed so that, if assumptions as to mortality experience, policy dividends, tax effects and other factors are realized and if no benefits are payable by reason of a change in control of the Company, as defined, the Company would eventually recover, from the proceeds of the whole-life insurance, the costs attendant to the SERP Agreements and such other arrangements, including the premiums for such whole-life insurance, the premiums payable with respect to the group life insurance benefits payable to non-employee directors (as described above) and a factor for the use of Company funds. However, benefits payable under the SERP Agreements and such other arrangements are not limited or governed in any way by the amount of proceeds received by the Company under such whole-life insurance policies and there is no assurance that amounts paid by the Company will be fully recovered. The Company is the owner and sole beneficiary of the whole-life insurance policies, and the officers and directors participating in such arrangements and the beneficiaries will have no claim against the policies.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements (the "Employment Agreements") with Russell Banks, President and Chief Executive Officer of the Company, and with the following executive officers of the Company: Joseph M. Quinn, Stephen L. Dearborn, Frank V. Esser and Henry W. Jones.

  The Employment Agreement with Mr. Banks (entered into effective as of October 31, 1992), originally scheduled to expire on October 31, 1995, was extended until October 31, 1996 by the Company's Board of Directors (the "Board") on December 16, 1994. In the event of the termination of employment (including termination by Mr. Banks for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Banks will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to the sum of (i) Mr. Banks' base salary and average three-year bonus for the remainder of the term of the Employment Agreement and (ii) three times the sum of such salary and bonus. In addition, the Company must in such circumstances continue Mr. Banks' then current welfare benefits for the remainder of the term of the Employment Agreement. In no case, however, may Mr. Banks receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended, and hereafter referred to as the "Code"). In the event of disability of Mr. Banks, the Employment Agreement provides for continued payment of 50% of his base salary for the remainder of the term of the Employment Agreement. An amendment to Mr. Banks' Employment

Agreement was approved by the Board on April 27, 1995. Such amendment (i) memorialized the action of the Board taken on December 16, 1994 to extend the agreement until October 31, 1996, (ii) amended the provision setting forth the calculation of the severance benefit to include bonuses in the portion of the severance formula that is multiplied by three (as described above), (iii) provided that the benefit payable upon Mr. Banks' death need not be provided solely through life insurance, and (iv) clarified that "Good Reason" includes a determination by Mr. Banks that, as a result of a Change in Control, he is unable to discharge his duties effectively. The Company has obtained insurance policies on Mr. Banks' life, as to which the Company is the beneficiary, in the aggregate face amount of $400,000. The aggregate premium paid by the Company during the fiscal year ended June 30, 1994 with respect to those policies was $9,852. Pursuant to the Employment Agreement, Mr. Banks has the right to purchase such insurance policies from the Company at a purchase price equal to the amount at which the Company carries such policies on its books, which is estimated to be less than $50,000. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Banks' Employment Agreement, as amended, and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Banks would receive approximately $2.3 million under the Employment Agreement upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Quinn (entered into effective as of September 15, 1988 and amended effective as of July 1, 1994) is for a term presently expiring on June 30, 1996, subject to automatic annual renewals until age 65 unless notice of non-renewal is given on or before April 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Quinn for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Quinn will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to three times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Quinn's then current welfare benefits for a period of three years. In no case, however, may Mr. Quinn receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Quinn's Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Quinn would receive approximately $1.1 million upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Esser (entered into effective as of September 15, 1988) is for a term presently expiring on September 14, 1995, which term is subject to automatic annual renewal until age 65 unless notice of non-renewal is given on or before July 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Esser for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Esser will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to three times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Esser's then current welfare benefits for a period of three years. In no case, however, may Mr. Esser receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). An amendment to Mr. Esser's Employment Agreement was approved by the Board on April 27, 1995 to increase the payout period from two years to three years and to provide that the bonuses to be taken into account in computing the termination payments would be the bonuses paid to him in respect of the Company's prior three full fiscal years instead of bonuses for the 1986-1988 fiscal years. The Purchaser and Parent have agreed to honor, and cause the Surviving Corporation to honor, Mr. Esser's Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Esser would receive approximately $485,000 upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Dearborn (entered into effective as of June 2, 1994) is for a term presently expiring on May 31, 1997, which term is subject to automatic annual renewal until age 65 unless notice of non-renewal is given on or before November 30 preceding the scheduled termination date. In the event of the termination of employment (except if termination is for cause), Mr. Dearborn will be entitled to receive his base salary for the remainder of the term of the Employment Agreement (but not less than one year). In addition, the Company must in such circumstances continue Mr. Dearborn's then current welfare benefits for the remainder of the term of the Employment Agreement. The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, Mr. Dearborn's Employment Agreement. It is estimated that Mr. Dearborn would receive approximately $450,000 upon a qualifying termination of employment following the consummation of the Offer.

  The Employment Agreement with Mr. Jones (entered into effective as of March 1, 1995) is for a term presently expiring on February 29, 1996, subject to automatic annual renewals until age 65 unless notice of non-renewal is given on or before December 1 preceding the scheduled termination date. In the event of the termination of employment (including termination by Mr. Jones for Good Reason, as defined in the Employment Agreement) within two years after a Change in Control (as defined in the Employment Agreement) of the Company, Mr. Jones will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to one times the sum of his salary (based upon his annual base salary at the date of termination) and average three-year bonus payments. In addition, the Company must in such circumstances continue Mr. Jones' then current welfare benefits for a period of one year. In no case, however, may Mr. Jones receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, Mr. Jones' Employment Agreement and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined therein. It is estimated that Mr. Jones would receive approximately $96,000 upon a qualifying termination of employment following the consummation of the Offer.

SEVERANCE AGREEMENTS

  The Company currently is a party to severance agreements ("Severance Agreements") with approximately 90 employees. Approximately 55 of the severance agreements were either adopted or modified to increase the benefits thereunder by the Board on April 27, 1995, including adoption of new agreements for two executive officers, John F. Gleason and Lloyd Frank. The Severance Agreements provide for the payment of certain severance and other benefits to employees who are terminated within two years of a Change in Control of the Company (as defined in the Severance Agreements). In the event of the termination of employment (including termination by the employee for Good Reason, as defined in the Severance Agreement) within two years after a Change in Control (as defined in the Severance Agreement) of the Company, the employee will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to the sum of his salary (based upon his or her annual base salary at the date of termination) and average three-year bonus payments multiplied by the number of months specified in the applicable Severance Agreement, and shall continue the employee's welfare benefits for the same period. In the case of Mr. Frank, the applicable period will be 36 months and in the case of Mr. Gleason, the applicable period will be 24 months and will be based upon annual base salary only. In no case, however, may the employee receive any payment or benefit in connection with the consummation of the Offer in excess of 2.99 times his "base amount" (as that term is defined in Section 280G of the Code). The Severance Agreements with Messrs. Gleason and Frank, as well as the agreements with the other employees of the Company, were approved by the Board on April 27, 1995. The Purchaser and Parent have agreed to honor, and to cause the Surviving Corporation to honor, the Severance Agreements and have acknowledged that the consummation of the Offer will constitute a Change in Control as defined in the Severance Agreements. It is estimated that Mr. Gleason would receive approximately $440,000 and Mr. Frank would receive approximately $300,000, upon a qualifying termination of employment following the consummation of the Offer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  William H. Turner, a director of the Company, is an executive officer of Chemical Banking Corporation and Chemical New Jersey Holding Inc., subsidiaries of which, together with two unrelated banks, are parties to a Credit Agreement which provides the Company with a revolving credit and a letter of credit facility in an amount not to exceed $75,000,000, of which Chemical Bank New Jersey, N.A. has a 40% share.

  During the Company's 1994 fiscal year, the Company entered into a letter of intent to execute an agreement with one of Corimon's wholly-owned subsidiaries for the distribution of the Company's industrial maintenance and marine coatings products in select markets in South America. Under the letter of intent, Corimon paid the Company a fee in the amount of $200,000. The Company is also a party to license agreements with Corimon granting Corimon rights to use the Company's architectural coatings technology and industrial maintenance and marine coatings technology and under which the Company received an initial fee and is receiving royalties based on net sales. During fiscal 1994, the Company received royalties from Corimon in the amount of $100,000. Corimon Corporation owns approximately 25% of the Company's outstanding Common Stock. Philippe Erard and Arthur W. Broslat, directors of the Company, are executive officers and directors of Corimon. Harold G. Bittle, a director of the Company, is a consultant to Corimon.

  During the Company's 1994 fiscal year, the Company retained the law firms of Lord Day & Lord, Barrett Smith, to which Peter L. Keane, a director of the Company, was counsel, and Parker Chapin Flattau & Klimpl, of which Lloyd Frank, a director and officer of the Company, is a partner. The Company has retained Parker Chapin Flattau & Klempl and Morgan, Lewis & Bockius, of which Mr. Keane is a Senior Advisor, during the current fiscal year.

                         OWNERSHIP OF VOTING SECURITIES

  The following table sets forth information, as of May 1, 1995, as to each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, its only class of voting securities:

                                    NAME AND ADDRESS              AMOUNT AND NATURE    PERCENT
       TITLE OF CLASS              OF BENEFICIAL OWNER         OF BENEFICIAL OWNERSHIP OF CLASS
       --------------      ----------------------------------- ----------------------- --------
  Common Stock............ Corimon Corporation                      4,025,841(1)          25%
                           Corimon International Holdings Ltd.
                           Corimon S.A.C.A.
                           Edif. Corimon, Calle Hans Neuman
                           Los Cortijos de Lourdes
                           Caracas 1071, Venezuela

- --------
(1) Based upon information provided to the Company by Corimon. See "Security Ownership of Management--Corimon Agreements."

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
               GROW GROUP, INC. EFFECTED DURING THE PAST 60 DAYS

  The following purchases of Shares were credited to the accounts of the below listed executive officers of the Company pursuant to the Company's monthly investment plan:

                                                               SHARES
      NAME                                             DATE   PURCHASED  PRICE
      ----                                            ------- --------- --------
      Frank V. Esser................................. 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465
      Joseph H. Quinn, Jr. .......................... 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465
      John F. Gleason................................ 3/28/95  7.7217   $14.2456
                                                      4/25/95  6.7707   $16.2465
      Henry W. Jones................................. 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465